Exhibit 15.1
Consent of KPMG, Independent Registered Public Accounting Firm
The Board of Directors
Sify Technologies Limited
We consent to the incorporation by reference in the registration statement (No-333-135804) on Form S-8 of Sify Technologies Limited and subsidiaries (the ‘Company’) of our reports dated September 28, 2009 with respect to the consolidated balance sheets of Sify Technologies Limited as of March 31, 2009 and 2008 and the related consolidated income statements, statements of recognized income and expense and cash flows for each of the years in the three-year period ended March 31, 2009 and the effectiveness of internal control over financial reporting as of March 31, 2009, which reports appear in the March 31, 2009 annual report on Form 20-F of Sify Technologies Limited.
KPMG
Chennai, India
Date: September 28, 2009